Exhibit 15.4

           IMS Health HQ Limited
   7, Harewood Avenue
London NW1 6JB

AstraZeneca PLC
Legal & Secretary’s Department
2 Kingdom Street
London
W2 6BD
For the attention of Adrian Kemp
By fax 020 7604 8151 & by post

28 April 2011

Dear Ladies and Gentlemen

IMS DATA DISCLOSURE FOR ANNUAL REPORT AND FORM 20-F INFORMATION 2010

In connection with the anticipated filing by AstraZeneca PLC (“AstraZeneca”) of certain registration statements with the US Securities and Exchange Commission, IMS Health HQ Limited hereby authorizes AstraZeneca to refer to IMS Health and certain pharmaceutical industry data derived by IMS Health, as identified on the pages annexed hereto as Exhibit A, a selection of pages from AstraZeneca’s Annual Report and Form 20-F Information for the fiscal year ended December 31, 2010 (the “Annual Report”), which is incorporated by reference in the registration statements No. 33-83774 for AstraZeneca and Zeneca Wilmington Inc. and No. 333-145848, No. 333-114165 and No. 333-171306 for AstraZeneca, each on Form F-3, and in the registration statements No. 333-09060, No. 333-09062, No. 33-65362, No, 33-65366, No. 333-12310, No. 333-12426, No. 333-12428, No. 333-13328, No. 333-13918, No. 333-124689, No. 333-152767 and No. 333-170381 on Form S-8 for AstraZeneca. A copy of the relevant pages of the Annual Report has been provided to IMS Health HQ Limited with those sections verified by IMS Health HQ Limited highlighted in yellow (Exhibit A).

IMS Health’s authorization is subject to AstraZeneca’s acknowledgement and agreement that:

1)	IMS Health has not been provided with a full copy of the draft Annual Report but only a very limited number of pages from the documents as indicated above;

2)
IMS Health has not undertaken an independent review of the information disclosed in the Annual Report other than to discuss our observations as to the accuracy of the information relating to IMS Health and certain pharmaceutical industry data derived by IMS Health;

3)
AstraZeneca acknowledges and agrees that IMS Health shall not be deemed an “Expert” in respect of AstraZeneca’s securities filings, and AstraZeneca agrees that it shall not characterize IMS Health as such; and

4)
AstraZeneca accepts full responsibility for the disclosure of all information and data, including that relating to IMS Health, set forth in the Annual Report as filed with the SEC and agrees to indemnify IMS Health from any third party claims that may arise therefrom.

Please indicate your agreement to the foregoing by signing in the space indicated below. Our authorization will not become effective until accepted and agreed by AstraZeneca.

Very truly yours,

/s/ James E. Salitan

James E. Salitan
Vice President and Associate General Counsel, EMEA Region
For and on behalf of IMS Health HQ Limited

ACCEPTED AND AGREED
this 28th day of April 2011

AstraZeneca PLC

/s/ Adrian Kemp

Name: Adrian Kemp
Title: Company Secretary

2

Financial highlights
$33.3bn
Sales unchanged at $33,269 million ($32,804 million in 2009)
$13.6bn
Core operating profit unchanged at $13,603 million ($13,621 million in 2009)
$6.71
Core EPS for the full year increased by 5% to $6.71 ($6.32 in 2009)
$2.1bn
Net share repurchases totalled $2,110 million ($nil in 2009)

Important information for readers of this Annual Report and Form 20-F Information
Cautionary statement regarding forward-looking statements
The purpose of this Annual Report is to provide information to the members of the Company. The Company and its Directors, employees, agents and advisors do not accept or assume responsibility to any other person to whom this Annual Report is shown or into whose hands it may come and any such responsibility or liability is expressly disclaimed. In order, among other things, to utilise the ‘safe harbour’ provisions of the US Private Securities Litigation Reform Act of 1995 and the UK Companies Act 2006, we are providing the following cautionary statement: This Annual Report contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group. Forward-looking statements are statements relating to the future which are based on information available at the time such statements are made, including information relating to risks and uncertainties. Although we believe that the forward-looking statements in this Annual Report are based on reasonable assumptions, the matters discussed in the forward-looking statements may be influenced by factors that could cause actual outcomes and results to be materially different from those expressed or implied by these statements. The forward-looking statements reflect knowledge and information available at the date of the preparation of this Annual Report and the Company undertakes no obligation to update these forward-looking statements. We identify the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things, those factors identified in the Principal risks and uncertainties section from page 96 of this Annual Report. Nothing in this Annual Report should be construed as a profit forecast.
Inclusion of reported performance, Core financial measures and constant exchange rate growth rates
For further information in relation to the inclusion of reported performance, Core financial measures and constant exchange rate (CER) growth rates as used in the Overview from page 2 and throughout the Business Review and Corporate Governance from pages 24 and 94 respectively, please refer to the Financial Review section on page 80.
Throughout this Annual Report, growth rates are expressed at CER unless otherwise stated.
AstraZeneca’s determination of non-GAAP measures together with our presentation of them within our financial information may differ from similarly titled non-GAAP measures of other companies.
Statements of competitive position, growth rates and sales
In this Annual Report, except as otherwise stated, market information regarding the position of our business or products relative to its or their competition is based upon published statistical sales data for the 12 months ended 30 September 2010 obtained from IMS Health, a leading supplier of statistical data to the pharmaceutical industry. For the US, dispensed new or total prescription data and audited sales data are taken, respectively, from IMS Health National Prescription Audit and IMS National Sales Perspectives for the 12 months ended 31 December 2010; such data is not adjusted for Medicaid and similar state rebates. Except as otherwise stated, these market share and industry data from IMS Health have been derived by comparing our sales revenue to competitors’ and total market sales revenues for that period. Except as otherwise stated, growth rates are given at CER. For the purposes of this Annual Report, unless otherwise stated, references to the world pharmaceutical market or similar phrases are to the 44 countries contained in the IMS Health MIDAS Quantum database, which amounted to approximately 96% (in value) of the countries audited by IMS Health.
AstraZeneca websites
Information on or accessible through our websites, including astrazeneca.com, astrazenecaclinicaltrials.com and medimmune.com, does not form part of and is not incorporated into this Annual Report.
External/third party websites
Information on or accessible through any third party or external website does not form part of and is not incorporated into this Annual Report.
Definitions
The Glossary and the Market definitions table from page 217 are intended to provide a useful guide to terms and AstraZeneca’s definition of markets, as well as to acronyms and abbreviations used in this Annual Report. They are, however, provided solely for the convenience of the reader and should therefore not be relied upon as providing a definitive view of the subject matter to which they relate.
Use of terms
In this Annual Report and Form 20-F Information, unless the context otherwise requires, ‘AstraZeneca’, ‘the Group’, ‘we’, ‘us’ and ‘our’ refer to AstraZeneca PLC and its consolidated entities and any reference to ‘this Annual Report’ is a reference to this Annual Report and Form 20-F Information.
Statements of dates
Except as otherwise stated, references to days and/or months in this Annual Report are references to days and/or months in 2010.
Figures
Figures in parentheses in tables and in the Financial Statements are used to represent negative numbers.

Our Strategy and Performance
Our marketplace

The world pharmaceutical market grew by 5.2% in 2010 and more people than ever around the world had access to modern medicines, including more patients in emerging markets. Indeed, as the World pharmaceutical markets figure below shows, average revenue growth in Emerging Markets was, at nearly 14%, more than three times the rate in Established Markets.
While demand for medicines and world pharmaceutical markets, especially Emerging Markets, continued to grow in 2010, research-based pharmaceutical companies faced a challenging marketplace. Pricing pressures intensified in most Established Markets with increased competition from generic medicines and greater constraints being placed on our business by payers. In addition, industry-wide R&D productivity continued to decline.
In 2010, the top five pharmaceutical markets in the world remained the US, Japan, Germany, France and China, with the US representing 40.9% of global prescription pharmaceutical sales (2009: 41.2%).
Growth drivers
Expanding patient populations
The world population has doubled in the last 50 years from three billion to over six billion and is expected to reach nine billion by 2050. In addition, the number of people who can access modern standards of healthcare continues to increase, particularly among the elderly, who represent a rising proportion of populations in developed nations.
Furthermore, faster-developing economies, such as China, India and Brazil, offer new opportunities for the industry to help an expanding number of patients who can benefit from medicines. Emerging Markets now represent approximately 85% of the world population. In addition, their pharmaceutical revenues grew significantly faster than those in Established Markets in 2010 and, as the Estimated pharmaceutical market growth 2009-2014 figure opposite shows, it is estimated that this trend will continue.

World pharmaceutical markets

World

Sales ($bn)	
2010	754
2009	717
2008	677

Growth in 2010: **5.2%**

Market value in 2010: **100%**

US

Sales ($bn)	
2010	308
2009	296
2008	285

Growth in 2010: **4.1%**

Market value in 2010: **40.9%**

Western Europe

Sales ($bn)	
2010	183
2009	179
2008	173

Growth in 2010: **2.7%**

Market value in 2010: **24.3%**

Established ROW

Sales ($bn)	
2010	120
2009	117
2008	111

Growth in 2010: **2.8%**

Market value in 2010: **15.9%**

Emerging Markets

Sales ($bn)	
2010	143
2009	125
2008	108

Growth in 2010: **13.8%**

Market value in 2010: **18.9%**

Data based on world market sales using AstraZeneca’s market definitions as set out in the
Market definitions table on page 217. Source: IMS Health.

10 Our Strategy and Performance Our marketplace	AstraZeneca Annual Report and Form 20-F Information 2010

Estimated pharmaceutical market growth 2009-2014

Unmet medical need
In most established markets, ageing populations and certain lifestyle choices such as smoking, a poor diet and lack of exercise drive an increased incidence of chronic diseases such as cancer, cardiovascular/metabolic and respiratory diseases which require long-term management. The prevalence of chronic disease is increasing in middle-income countries and is now beginning to have an impact in the least developed countries. For example, WHO research shows that about 90% of the premature deaths from non-communicable diseases are in developing countries, amounting to more than eight million deaths annually. WHO estimates that, if nothing is done, deaths from these diseases will increase by a further 17% before 2015, with Africa seeing the greatest increase of 27%, compared with 6% in Europe.
Advances in science and technology
Innovation leading to new drugs is critical to meeting unmet medical need. Existing drugs will continue to be important in meeting the growing demand for healthcare, particularly as the increasing use of generic medication improves access and frees up total healthcare funds. At the same time, advances in disease understanding and the application of new technologies will be required to ensure the delivery of new medicines. Such approaches include personalised healthcare and predictive science as well as other new therapeutic modalities.
The use of large molecules, or biologics, is becoming an increasingly important source of innovation. Forecasts for 2016 predict that of the world’s top 100 pharmaceutical products, 48% of sales will come from biologics. This compares with only 31% in 2009 and 15% in 2000. With advances in the technologies for the design and testing of novel compounds, new opportunities also exist for the use of innovative small molecules as new medicines. Most pharmaceutical companies now pursue both small molecules and biologics R&D.
The challenges
Pricing pressure
Most of our sales continue to be generated in highly regulated markets where governments exert various levels of control on pricing and reimbursement. Cost containment in healthcare, including containment of pharmaceutical spending, continues to be a focus. The global economic downturn has enhanced this focus and the pricing and reimbursement environments in many markets continue to be highly dynamic.
In March 2010, President Barack Obama signed into law the Affordable Care Act. It is intended to expand healthcare coverage and improve healthcare delivery while reducing the federal budget deficit and sets in motion significant changes to the US healthcare system, the world’s largest. Healthcare reform implementation impacts the pharmaceutical industry significantly, with some provisions directly targeting the sector. Expansion of healthcare coverage to an estimated 32 million uninsured people and the enhanced focus on ensuring quality healthcare will potentially increase patient access to appropriate treatments, including prescription medicines. Efforts to expand access to government healthcare programmes require additional sources of funding. The pharmaceutical industry, including AstraZeneca, has shown its commitment to these efforts through its agreement, among other things, to help close the coverage gap in the Medicare Part D prescription drug programme and by paying an annual industry fee.

AstraZeneca Annual Report and Form 20-F Information 2010	Our Strategy and Performance Our marketplace 11

Our Strategy and Performance

While many of the coverage expansion provisions do not take effect until 2014, the legislation will have an immediate and direct impact on healthcare activities across stakeholders in the US healthcare system. More generally, it will have broad implications for how healthcare is delivered, covered and reimbursed. The pharmaceutical industry is working with policymakers and regulators during the implementation phases of healthcare reform with a view to ensuring that they strike a balance between containing costs, while also promoting an environment that fosters medical innovation.
In Germany, Europe’s largest pharmaceutical market, healthcare reforms brought into force this year are set to have a significant long-term impact on the demands being placed on pharmaceutical manufacturers to produce information and evidence from clinical trials. In addition, these reforms include a number of short-term measures to lower Germany’s healthcare spending, including provisions that allow for an increase in mandatory rebates and a freeze on drug prices. Similar short-term measures have been implemented as a direct response to economic challenges in several other European markets in 2010, including Spain, Portugal and Greece. Each of these markets has either imposed price cuts, or increased mandatory rebates on pharmaceutical products. These actions present a considerable challenge for the research-based pharmaceutical industry.
Nevertheless, pricing remains one of the principal levers that countries can use to stimulate pharmaceutical innovation and investment. Recognition of this has led to a number of positive developments, such as exemptions in Japan, the world’s second largest pharmaceutical market for certain innovative medicines from the country’s biennial price cuts.
More information regarding the impact of price controls and reductions, as well as the impact of healthcare reform in the US, can be found in the Principal risks and uncertainties section from page 96. The principal aspects of price regulation in our major markets are described further in the Geographical Review from page 70.
R&D productivity
Over the last 30 years, investment in R&D in the US has increased from $2 billion to $45 billion a year, whereas approvals by the FDA have generally remained at 25-30 a year. Against this background, the research-based pharmaceutical industry is pursuing increased productivity to ensure a strong pipeline of commercially viable medicines for launch. The challenge now is greater than ever with the pursuit of newer, more challenging biological targets. In an attempt to increase the quality of candidates progressed through development, novel paradigms are being employed for less well-validated targets, while clinical ‘proof of concept’ is now the defining measure of success.
Organisationally, companies are addressing this challenge in a variety of ways. Some companies are employing Lean business improvement tools and/or shared risk operating models to bring potential drug candidates to the proof of concept milestone. Others have sought to increase output with limited incremental cost or restructured R&D functions to promote innovation and entrepreneurship. Some companies have acquired others with synergistic development pipelines.
Regulatory requirements
Pharmaceuticals is one of the most regulated industries. This reflects the public interest in safeguarding patients. While efforts to harmonise these regulations globally are increasing, their number and impact continue to grow, thereby raising the cost of doing business. Given the nature and geographic scope of our business, we maintain important interactions with many health authority regulatory bodies in numerous countries. In our largest markets, these bodies include the FDA in the US, and the European Commission and the EMA in the EU. Regulators are also continuing to apply a more systematic approach to safety assessment and to the management of known and emerging risks, both before and after a medicine is approved. At the same time, there is growing public demand for access to and transparency of data, especially clinical data, to understand the overall risk and benefit and the rationale for a health authority’s decisions. While transparency and co-operation between health authorities today is becoming routine, this co-operation does not always lead to identical regulatory outcomes.
Clinical trials are being conducted across a number of countries and regions. This requires a comprehensive understanding of the differing regional determinants of safety, efficacy and clinical practice, as well as knowledge of local ethics, human subject protection and good clinical practice requirements. In order to support the registration of our products in a given regulatory jurisdiction, programmes providing foreign clinical trial data must meet the requirements of local health authorities to ensure relevance to their specific population.
Health authorities are also increasingly interested in the efficacy of pharmaceuticals after they have been approved, which can also result in additional regulations. This trend reflects the increasing pressures from both health technology assessors and payers to assess not only the safety of our products but also their relative effectiveness in the healthcare system.
Competition
Our main competitors are other research-based pharmaceutical companies that develop and sell innovative, patent-protected prescription medicines and vaccines, as well as smaller biotechnology and vaccine companies.
Generic versions of drugs are very competitive because manufacturers of generic drugs price them at a significantly lower level than the innovator equivalents. This is partly because generic manufacturers do not invest the same amounts in R&D or market development as research-based pharmaceutical companies and therefore do not need to recoup that investment. Such competition has traditionally occurred when patents expire, but can also occur where the validity of patents is being disputed or has been successfully challenged before expiry. Such early challenges by generics to patents on innovative products have increased and generic companies are increasingly willing to launch generic products ‘at risk’, in other words, prior to resolution of the relevant patent litigation. This can result in significant market presence for the generic equivalent of an innovative product during the period in which such patent litigation remains unresolved, even though the courts may subsequently rule that such product is properly protected by a valid patent. The unpredictable nature of such patent litigation has led innovators to seek to settle such challenges on terms acceptable to both innovator and generic manufacturer. However, some competition authorities have sought to challenge the scope or even availability of settlement agreements of this type.
To date, biologics have sustained longer life-cycles than traditional pharmaceuticals and have faced less generic competition. This is because the manufacturing process for biologics is generally more complex than it is for small molecule medicines, and it is significantly harder to produce an identical copy of a biologic than it is a small molecule medicine. However, some biologics are, or will become, subject to competition from ‘biosimilars’ as regulatory authorities in Europe and the US continue implementing abbreviated approvals processes for biosimilars.

12 Our Strategy and Performance Our marketplace	AstraZeneca Annual Report and Form 20-F Information 2010

Therapy Area Review

Cardiovascular

$170bn
Cardiovascular is the single largest therapy area in the global healthcare market. Worldwide market value of $170 billion.

Therapy area world market
(MAT/Q3/10) ($bn)

In brief

>	Crestor sales up 24% to $5.7 billion.
>	New indications were approved for Crestor in the US and the EU based on data from the landmark JUPITER clinical trial.
>	In June, the US District Court for the District of Delaware, decided in AstraZeneca’s favour the consolidated ANDA infringement case involving eight ANDA filers seeking approvals for generic Crestor. The defendants have appealed the Court’s judgment and decision of our patent’s infringement, validity and enforceability to the US Court of Appeals for the Federal Circuit.
>	In September, we received a Paragraph IV Certification notice-letter from Watson Laboratories, Inc. (Watson), informing us of its filing of a 505(b)(2) NDA for rosuvastatin zinc tablets and challenging the substance and formulation patents protecting Crestor. We commenced a patent infringement action against Watson in October in the US District Court for the District of Delaware.
>	Torrent do Brasil launched its generic versions of Crestor in October. AstraZeneca was granted an injunction ordering Torrent do Brasil to discontinue the sale and marketing of these generic products and recall products already on the market. This injunction has subsequently been suspended and the matter is now awaiting the decision of the Court of Appeal which is expected in the first quarter of 2011.
>	Atacand sales up 3% to $1.5 billion.
>	Toprol-XL US sales down 29% as a result of increased generic competition.

>	In December, the European Commission granted a marketing authorisation for Brilique (ticagrelor tablets) for the prevention of atherothrombotic events in adult patients with acute coronary syndromes. The decision is applicable to the 27 member states and the three European Economic Area countries of the EU. In the same month, the FDA issued a Complete Response Letter for the Brilinta (ticagrelor) NDA. AstraZeneca announced that it had replied to the Complete Response Letter on 21 January 2011.
>	In December, AstraZeneca notified Abbott that it would discontinue development of Certriad, a fixed dose combination of the active ingredient in Crestor (rosuvastatin calcium) and Abbott’s Trilipix™ (fenofibric acid), which was being co-developed with Abbott for the treatment of mixed dyslipidemia.
>	In May, AstraZeneca received a Complete Response Letter from the FDA for the NDA for Axanum, a single capsule of low-dose acetylsalicylic acid (ASA) and esomeprazole. In June, AstraZeneca filed an MAA for Axanum in several countries in the EU for prevention of cardio- and cerebro-vascular events in patients requiring continuous low-dose ASA treatment who are at risk of developing ASA associated gastric and/or duodenal ulcers.
>	In November, AstraZeneca and BMS received FDA approval for Kombiglyze™ XR, a fixed-dose combination of Onglyza™ plus metformin hydrochloride extended-release tablets.
>	In December, AstraZeneca and BMS filed regulatory submissions in the US and the EU seeking approval for dapagliflozin, a first-in-class sodium-glucose cotransporter-2 inhibitor, as a once-daily oral therapy for the treatment of adult patients with Type 2 diabetes.

Our marketed products
>	Crestor[1] (rosuvastatin calcium) is a statin used for the treatment of dyslipidaemia and hypercholesterolemia. In some markets it is also indicated to slow the progression of atherosclerosis and to reduce the risk of first cardiovascular (CV) events.
>	Atacand[2] (candesartan cilexetil) is an angiotensin II antagonist used for the 1st line treatment of hypertension and symptomatic heart failure.
>	Seloken/Toprol-XL (metoprolol succinate) is a beta-blocker once-daily tablet used for 24-hour control of hypertension and for use in heart failure and angina.
>	Tenormin (atenolol) is a cardioselective beta-blocker used for hypertension, angina pectoris and other CV disorders.
>	Zestril[3] (lisinopril dihydrate) is an angiotensin-converting enzyme inhibitor used for the treatment of a wide range of CV diseases, including hypertension.
>	Plendil (felodipine) is a calcium antagonist used for the treatment of hypertension and angina.
>	Onglyza™4 (saxagliptin) is a dipeptidyl peptidase IV inhibitor used for the treatment of Type 2 diabetes.

[1]	Licensed from Shionogi & Co. Ltd.

[2]	Licensed from Takeda Chemicals Industries Ltd.

[3]	Licensed from Merck.

[4]	Co-developed and co-commercialised with BMS.

52 Therapy Area Review Cardiovascular	AstraZeneca Annual Report and Form 20-F Information 2010

Our financial performance

	World			US		Western Europe			Established ROW			Emerging Markets			Prior year
		Reported	CER		Reported		Reported	CER		Reported	CER		Reported	CER	World
	Sales	growth	growth	Sales	growth	Sales	growth	growth	Sales	growth	growth	Sales	growth	growth	sales
2010	$m	%	%	$m	%	$m	%	%	$m	%	%	$m	%	%	$m

Crestor	5,691	26	24	2,640	26	1,111	15	20	1,332	37	25	608	31	26	4,502

Atacand	1,483	3	3	216	(18)	736	—	4	224	21	8	307	21	17	1,436

Seloken/ Toprol-XL	1,210	(16)	(17)	689	(29)	91	(11)	(9)	39	(7)	(14)	391	17	13	1,443

Tenormin	276	(7)	(9)	13	(13)	61	(13)	(9)	127	(5)	(10)	75	(4)	(8)	296

Plendil	255	6	4	15	7	27	(34)	(32)	14	8	—	199	15	13	241

Zestril	157	(15)	(14)	10	(44)	81	(23)	(19)	17	(11)	(21)	49	17	14	184

Onglyza™	69	n/m	n/m	54	n/m	10	n/m	n/m	2	n/m	n/m	3	n/m	n/m	11

Others	262	—	(1)	15	(25)	113	(14)	(11)	26	(7)	(14)	108	29	25	263

Total	9,403	12	11	3,652	7	2,230	4	8	1,781	28	16	1,740	22	18	8,376

2009

Crestor	4,502	25	29	2,100	25	968	16	24	970	40	44	464	18	32	3,597

Atacand	1,436	(2)	5	263	—	734	(4)	2	185	(2)	8	254	(1)	13	1,471

Seloken/ Toprol-XL	1,443	79	84	964	227	102	(25)	(18)	42	(13)	(8)	335	2	11	807

Tenormin	296	(5)	(5)	15	(17)	70	(11)	(6)	133	5	(6)	78	(12)	—	313

Plendil	241	(10)	(7)	14	(44)	41	(29)	(24)	13	(35)	(30)	173	5	7	268

Zestril	184	(22)	(17)	18	(10)	105	(27)	(22)	19	(21)	(21)	42	(14)	(4)	236

Onglyza™	11	n/m	n/m	11	n/m	—	—	—	—	—	—	—	—	—	—

Others	263	(3)	3	20	n/m	131	(13)	(6)	28	(7)	(10)	84	(7)	2	271

Total	8,376	20	25	3,405	48	2,151	(1)	6	1,390	23	26	1,430	4	15	6,963

Our strategic objectives
AstraZeneca is one of the world leaders in cardiovascular (CV) medicines. We aim to build on our strong position, focusing on the growth areas of atherosclerosis (hardening of the arteries), thrombosis (blood clotting), diabetes and atrial fibrillation (cardiac arrhythmia). Despite improvements in the quality of diagnosis and treatment, the unmet medical needs remain high and these disease areas, and their complications, continue to grow worldwide (both in developed and emerging markets) as a consequence of the spread of a westernised lifestyle, resulting in significant healthcare spend and recognised societal consequences.
Cardiovascular diseases
Hypertension (high blood pressure) and dyslipidaemia (abnormal levels of blood cholesterol) damage the arterial wall which may lead to atherosclerosis. CV events driven by atherosclerotic disease remain the leading cause of death in the western world. Lipid-modifying therapy, primarily statins, is a cornerstone for the treatment of atherosclerosis.
Acute coronary syndromes (ACS) is an umbrella term for sudden chest pain and other symptoms due to insufficient blood supply (ischaemia) to the heart muscle. ACS is the acute culmination of ischemic heart disease, the leading cause of death worldwide (WHO 2008). There remains a significant need to improve outcomes and reduce the costs of treating ACS.
Our focus
Our key marketed products
Since its launch in 2003, Crestor has continued to gain market share based on its differentiated profile in managing cholesterol levels and its more recent label indications for slowing the progression of atherosclerosis and reducing the risk of CV events in some markets. Crestor is the only statin with an atherosclerosis indication in the US which is not limited by disease severity or restricted to patients with coronary heart disease.
Fewer than half of the people thought to have high levels of low-density lipoprotein cholesterol (LDL-C) ‘bad cholesterol’ are diagnosed and treated. Of treated patients, only about half reach their doctor’s recommended cholesterol targets using existing treatments. Study data has shown that the usual 10mg starting dose of Crestor is more effective at lowering LDL-C and produces greater achievement of LDL-C goals than commonly prescribed doses of other statins. Crestor also produces an increase in high-density lipoprotein cholesterol (HDL-C) ‘good cholesterol’ across the dose range.
In February 2010, the FDA approved Crestor to reduce the risk of stroke, myocardial infarction (heart attack) and arterial revascularisation procedures in individuals without clinically evident coronary heart disease but with an increased risk of cardiovascular disease (CVD) based on age (men ≥50 and women ≥60), high-sensitivity C-reactive protein ≥2mg/L, and the presence of at least one additional CVD risk factor, such as hypertension, low HDL-C, smoking, or a family history of premature coronary heart disease. This approval was based on data from the landmark JUPITER study which evaluated the impact of Crestor 20mg on reducing major CV events.
Crestor also received approval from 19 countries within the EU for the prevention of major CV events in patients who are at high risk of having a first CV event. This new indication was also based on subgroup data from the JUPITER study. A post hoc analysis of this subgroup data showed a significant reduction in the combined endpoint of heart attacks, strokes and CV deaths among the high risk patients who participated in the JUPITER study.
Atacand continues to be an important treatment option for patients with hypertension and symptomatic heart failure. Atacand is approved for the treatment of hypertension in over 105 countries and for symptomatic heart failure in more than 70 countries. Most patients with hypertension fail to reach their treatment goals with the use of a single anti-hypertensive treatment and fixed-dose combinations of two or more anti-hypertensives are commonly prescribed for patients to improve efficacy and attainment of treatment goals. Atacand Plus (candesartan cilexetil/ hydrochlorothiazide) is a fixed-dose combination of Atacand and the diuretic hydrochlorothiazide, indicated for the treatment of hypertension in patients who require more than one anti-hypertensive therapy. Atacand Plus is approved in 88 countries.

AstraZeneca Annual Report and Form 20-F Information 2010	Therapy Area Review Cardiovascular 53

Therapy Area Review

Gastrointestinal

$38bn
The gastrointestinal market is valued at $38 billion, with the proton pump inhibitor market accounting for $24 billion.

Therapy area world market
(MAT/Q3/10) ($bn)

In brief

>	Sales of Nexium $5 billion, unchanged from the previous year.
>	Losec/Prilosec sales up 1% to $986 million.
>	In February 2010, AstraZeneca submitted Nexium for approval in Japan, the only major market yet to launch, and in October, we entered into an agreement with Daiichi Sankyo for the co-promotion and supply of Nexium in Japan.
>	AstraZeneca received a Complete Response Letter from the FDA in May for the sNDA for Nexium for the risk reduction of low-dose aspirin-associated peptic ulcers.
>	In October, AstraZeneca filed requests for preliminary injunctions to restrain six companies from marketing and selling generic forms of Nexium in Germany. The court rejected the requests in December. The decision has not yet been published. AstraZeneca has four weeks from the date of publication of the decision to determine whether or not it will appeal the decision.

>	In January 2010, AstraZeneca entered into an agreement with Teva Pharmaceutical Industries Ltd. and affiliates (Teva) to settle patent litigation regarding Teva’s ANDA submission for a generic version of Nexium delayed-release capsules. Under the agreement, AstraZeneca has granted Teva a licence for its ANDA product to enter the US market, subject to regulatory approval, on 27 May 2014.
>	In June, the Federal Court of Canada dismissed AstraZeneca’s request to prohibit the Canadian Minister of Health from issuing a Notice of Compliance for the regulatory applications for generic esomeprazole magnesium submitted by Apotex Inc. (Apotex). In October, AstraZeneca commenced a patent infringement action against Apotex alleging infringement of five Canadian patents related to Nexium.
>	In January 2011, AstraZeneca entered into a settlement agreement with Dr. Reddy’s Laboratories, Ltd. and Dr. Reddy’s Laboratories, Inc. (together, DRL) regarding DRL’s ANDA submission for a generic version of Nexium delayed-release capsules. Under the agreement, AstraZeneca has granted DRL a licence for its ANDA product to enter the US market, subject to regulatory approval, on 27 May 2014.
>	Thirteen third parties have opposed the grant of a European patent covering Nexium, which is due to remain in force until 2014. The patent includes claims to Nexium of very high optical purity and has been asserted by AstraZeneca in litigation against generic companies in Europe. While the European Patent Office has not yet set a date for the oppositions to be heard, a hearing could occur in the first half of 2011.
Our marketed products

>	Nexium (esomeprazole) is the first proton pump inhibitor (PPI) used for the treatment of acid-related diseases to offer clinical improvements over other PPIs and other treatments.
>	Losec/Prilosec (omeprazole) is used for the short-term and long-term treatment of acid-related diseases.
>	Entocort (budesonide) is a locally acting corticosteroid used for the treatment of inflammatory bowel disease.

56 Therapy Area Review Gastrointestinal	AstraZeneca Annual Report and Form 20-F Information 2010

Therapy Area Review

Infection

$82bn
The world infection market is valued at $82 billion, with anti-bacterials accounting for approximately 46%, anti-virals for 29% and vaccines 13%.

Therapy area world market
(MAT/Q3/10) ($bn)

In brief

>	Synagis sales of $1 billion; in the US $646 million, down 17%.
>	Merrem/Meronem sales of $817 million, down 7%.
>	FluMist sales of $174 million, up 20%.
>	In December, the biological license application submitted to the FDA relating to motavizumab was withdrawn and AstraZeneca recorded a financial impairment charge of $445 million.
>	Zinforo (ceftaroline) was submitted for marketing approval in the EU in December for the treatment of complicated skin and soft tissue infections as well as for community acquired pneumonia.
>	Initiation of Phase IIb study with AZD9773 (formerly known as CytoFab™).
Our marketed products

>	Synagis (palivizumab) is a humanised MAb used for the prevention of serious lower respiratory tract disease caused by respiratory syncytial virus (RSV) in paediatric patients at high risk of acquiring RSV disease.
>	Merrem/Meronem[1] (meropenem) is a carbapenem anti-bacterial used for the treatment of serious infections in hospitalised patients.
>	FluMist/Fluenz (influenza vaccine live, intranasal) is an intranasal live, attenuated, trivalent influenza vaccine.
>	Cubicin™2 (daptomycin) is a cyclic lipopeptide anti-bacterial used for the treatment of serious infections in hospitalised patients.

[1]	Licensed from Dainippon Sumitomo.

[2]	Licensed from Cubist Pharmaceuticals, Inc.

58 Therapy Area Review Infection	AstraZeneca Annual Report and Form 20-F Information 2010

Our financial performance

	World			US		Western Europe			Established ROW			Emerging Markets			Prior year
		Reported	CER		Reported		Reported	CER		Reported	CER		Reported	CER	World
	Sales	growth	growth	Sales	growth	Sales	growth	growth	Sales	growth	growth	Sales	growth	growth	sales
2010	$m	%	%	$m	%	$m	%	%	$m	%	%	$m	%	%	$m

Synagis	1,038	(4)	(4)	646	(17)	392	31	31	–	–	–	–	–	–	1,082

Merrem	817	(6)	(7)	127	(28)	328	(9)	(7)	57	10	(4)	305	8	4	872

FluMist	174	20	20	173	19	–	–	–	–	–	–	1	–	–	145

Non Seasonal

Flu	39	(90)	(90)	39	(90)	–	–	–	–	–	–	–	–	–	389

Others	108	(24)	(25)	68	(16)	–	(100)	(93)	20	(5)	(43)	20	54	92	143

Total	2,176	(17)	(18)	1,053	(33)	720	4	6	77	5	(15)	326	11	8	2,631

2009

Synagis	1,082	(12)	(12)	782	(15)	300	(2)	(2)	–	–	–	–	–	–	1,230

Merrem	872	(3)	5	177	(14)	361	5	13	52	8	19	282	(5)	6	897

FluMist	145	39	39	145	39	–	–	–	–	–	–	–	–	–	104

Non Seasonal

Flu	389	n/m	n/m	389	n/m	–	–	–	–	–	–	–	–	–	–

Others	143	(35)	(31)	82	(29)	27	(61)	(55)	19	19	31	15	(25)	(15)	220

Total	2,631	7	10	1,575	17	688	(5)	–	71	11	22	297	(6)	5	2,451

Our strategic objectives
We aim to build a leading franchise in the treatment of infectious diseases through continued commercialisation of brands such as Synagis, Merrem/Meronem, FluMist/Fluenz and Cubicin™, as well as through the development of products in the pipeline such as Zinforo (ceftaroline). We also aim to make effective use of our structural and genomic-based discovery technologies and antibody platforms, vaccines and continued research into novel approaches in areas of unmet medical need.
Resistant bacterial infections
World demand for antibiotics remains high and will continue to grow due to escalating resistance and the increased risk of serious infections in both immunosuppressed patients and ageing populations. Many bacterial infections currently have few satisfactory treatment options prompting demand for new and better therapies.
Our focus
Our key marketed products
Merrem/Meronem remains the leading carbapenem anti-bacterial across AstraZeneca licensed territories, maintaining over a 7% share of the global intravenous antibiotic market (by value), despite experiencing loss of market exclusivity in the US in June. Generic growth across the carbapenem class is anticipated over the next 12 months following the patent expiries for Merrem/Meronem in Europe and the US.
Cubicin™ is used for the treatment of serious Gram-positive infections in hospitalised patients and is sold by AstraZeneca in selected territories in Asia, Europe and the Middle East.
In the pipeline
Zinforo (ceftaroline) is a novel injectable cephalosporin with the potential to provide coverage against Gram-positive organisms and commonly susceptible Gram-negative organisms associated with community-acquired bacterial pneumonia (CABP) and complicated skin and soft tissue infections. In particular, ceftaroline is active against methicillin-resistant staphylococcus aureus (MRSA). Ceftaroline is being developed in collaboration with Forest and it received FDA approval for ceftaroline in October for the treatment of acute bacterial skin and skin structure infections and CABP caused by designated susceptible bacteria. Forest will use the brand name Teflaro™ (ceftaroline) in the US. AstraZeneca is responsible for registration and marketing outside the US, Canada and Japan and filed an MAA for the 27 member states of the EU in December. We expect to make further submissions in other jurisdictions during 2011.
In the first half of 2010, we completed the acquisition of Novexel and we are working with our partner, Forest, on future joint global development programmes, including CAZ-104 (a combination of ceftazidime and NXL-104). CAZ-104 is currently in Phase II evaluation for the treatment of complicated intra-abdominal infection and complicated urinary tract infection and a decision whether to proceed into Phase III will be taken during 2011.
To meet the high and growing need for new and better therapies for resistant bacterial infections we have built an anti-bacterials discovery capability which will ensure that AstraZeneca has the resource to create novel mechanism anti-bacterials. Out of this work, a candidate anti-bacterial drug, AZD9742, with a novel mechanism of action, completed Phase I testing late in 2010 and Phase II plans are under evaluation. A second candidate antibacterial drug, AZD5099, is expected to enter Phase I in the first half of 2011.
Respiratory syncytial virus
Approximately half of all infants are infected with respiratory syncytial virus (RSV) during the first year of life and nearly all children in the US have been infected by the time they reach their second birthday. Premature babies (earlier than 36 weeks gestational age, especially those less than 32 weeks) and babies with chronic lung disease or congenital heart disease are at increased risk of contracting severe RSV disease than full-term healthy babies.
Our focus
Our key marketed products
Synagis is used for the prevention of serious lower respiratory tract disease caused by RSV in children at high risk of the disease. It was the first MAb approved in the US for an infectious disease and has become the standard of care for RSV prevention. Synagis remains the only immunoprophylaxis in the marketplace indicated for the prevention of RSV in paediatric patients at high risk of RSV. Synagis is administered by intra-muscular injection.
In the pipeline
Motavizumab is an investigational MAb that was being considered to help prevent RSV disease. In December, we discontinued further development of motavizumab for the prophylaxis of serious RSV disease and requested the withdrawal of the biological license application (BLA) which was pending at the FDA. As a result of this decision, AstraZeneca incurred a financial impairment charge of $445 million. Although we have discontinued certain motavizumab development paths and withdrawn the prophylaxis BLA from the FDA, motavizumab remains in development for RSV treatment.

AstraZeneca Annual Report and Form 20-F Information 2010	Therapy Area Review Infection 59

Neuroscience

$137bn
The neuroscience world market totals $137 billion.

Therapy area world market
(MAT/Q3/10) ($bn)

In brief
>	Total Seroquel sales up 9% to $5.3 billion.

>	In August, the European Commission approved Seroquel XR as an add-on treatment of major depressive episodes in patients with major depressive disorder (MDD) who have had sub-optimal response to anti-depressant monotherapy.

>	Seroquel XR submissions for generalised anxiety disorder (GAD) were withdrawn in the US in July and from the European Mutual Recognition Procedure in October.

>	The first patients were enrolled in the MDD Adjunct Phase III clinical development programme for TC-5214, a neuronal nicotinic receptor modulator, being developed with Targacept, in June.

>	In April 2010, the FDA approved Vimovo (naproxen/esomeprazole magnesium) for arthritis patients at risk of developing NSAID-associated gastric ulcers. In October, EU approval was received for Vimovo for the symptomatic treatment of osteoarthritis, rheumatoid arthritis and ankylosing spondylitis in patients who are at risk of developing NSAID-associated gastric and/or duodenal ulcers and where treatment with lower doses of naproxen or of other NSAIDs is not considered sufficient.

>	As previously disclosed, in 2010, AstraZeneca reached a civil settlement with the US Attorney’s Office (Department of Justice) and the state attorneys general National Medicaid Fraud Control Unit (NMFCU) to resolve an investigation relating to the marketing of Seroquel, pursuant to which AstraZeneca paid to the United States Federal Government a fine of $302 million plus accrued interest and to participating states a proportional share of up to $218 million plus accrued interest. In September, AstraZeneca entered into individual settlement agreements with 41 states and Washington, D.C. for an aggregate amount of approximately $210 million.

>	In 2010, AstraZeneca reached agreements in principle on monetary terms with attorneys representing 24,591 Seroquel product liability claimants. AstraZeneca has made provisions in the year totalling $592 million in respect of the ongoing Seroquel product liability litigation and state attorney general investigations into sales and marketing practices in the aggregate. For further details relating to Seroquel product liability claims and state attorney general investigations into Seroquel sales and marketing practices, see Note 25 to the Financial Statements from page 178.

>	In January 2011, the US District Court for the District of New Jersey scheduled a trial date of 3 October 2011 in the consolidated seven ANDA patent litigations relating to Seroquel XR. The District Court also entered a stipulation and consent order concerning US Patent No. 4,879,288 (the ’288 patent), one of the two patents-in-suit, staying litigation between AstraZeneca and Handa Pharmaceuticals, LLC (Handa) concerning the ’288 patent, until and including 26 March 2012, the date AstraZeneca’s paediatric exclusivity relating to its ’288 patent expires. After expiration of the stay, AstraZeneca’s infringement claims against Handa relating to the ’288 patent, and Handa’s related counterclaims, will be dismissed as moot. Under the stipulation, Handa agrees not to engage in the commercial sale of its generic extended release quetiapine fumarate products until after 26 March 2012.
Our marketed products
>	Seroquel IR (quetiapine fumarate) is an atypical anti-psychotic drug generally approved for the treatment of schizophrenia and bipolar disorder (mania, depression and maintenance).
Seroquel XR (an extended release formulation of quetiapine fumarate) is generally approved for the treatment of schizophrenia, bipolar disorder, MDD and in some territories for GAD. Approved use for Seroquel IR and Seroquel XR varies based on territory.

>	Vimovo (naproxen/esomeprazole magnesium) is a fixed-dose combination of enteric-coated naproxen (an NSAID) with the gastroprotection of immediate release esomeprazole (a proton pump inhibitor) approved for the relief of signs and symptoms of osteoarthritis, rheumatoid arthritis and ankylosing spondylitis, and to decrease the risk of developing gastric ulcers in patients at risk of developing NSAID-associated gastric ulcers.

>	Zomig (zolmitriptan) is used for the treatment of migraines with or without aura.

>	Diprivan (propofol) is an intravenous general anaesthetic used in the induction and maintenance of anaesthesia, light sedation for diagnostic procedures and for intensive care sedation.

>	Naropin (ropivacaine) is used as a long-acting local anaesthetic, replacing the previous standard treatment of bupivacaine.

>	Xylocaine (lidocaine) is a widely used short-acting local anaesthetic.

>	EMLA (lidocaine + prilocaine) is used as a local anaesthetic for topical application.

AstraZeneca Annual Report and Form 20-F Information 2010	Therapy Area Review Neuroscience 61

Therapy Area Review
Our financial performance

	World			US		Western Europe			Established ROW			Emerging Markets			Prior year
		Reported	CER		Reported		Reported	CER		Reported	CER		Reported	CER	World
	Sales	growth	growth	Sales	growth	Sales	growth	growth	Sales	growth	growth	Sales	growth	growth	sales
2010	$m	%	%	$m	%	$m	%	%	$m	%	%	$m	%	%	$m

Seroquel IR	4,148	(1)	(1)	3,107	1	560	(14)	(11)	223	10	1	258	7	–	4,171

Seroquel XR	1,154	66	67	640	87	359	30	36	61	85	67	94	114	109	695

Local
Anaesthetics	605	1	(1)	29	(28)	265	(4)	(1)	186	9	(1)	125	13	8	599

Zomig	428	(1)	(2)	176	(3)	172	(4)	(2)	69	17	8	11	(15)	(23)	434

Diprivan	322	11	8	45	–	50	(19)	(16)	76	29	20	151	22	17	290

Others	47	(2)	(4)	6	(25)	27	(7)	(7)	3	–	–	11	38	25	48

Total	6,704	7	7	4,003	8	1,433	(3)	–	618	17	7	650	20	14	6,237

2009

Seroquel	4,866	9	12	3,416	13	928	9	17	236	(24)	(24)	286	6	18	4,452

Local
Anaesthetics	599	(1)	4	40	18	277	(4)	3	171	5	4	111	(7)	5	605

Zomig	434	(3)	–	182	(3)	180	(5)	3	59	2	2	13	(7)	7	448

Diprivan	290	4	6	45	15	62	(19)	(14)	59	–	(7)	124	20	26	278

Others	48	(11)	(4)	8	(11)	29	(12)	(3)	3	(25)	(25)	8	–	13	54

Total	6,237	7	10	3,691	12	1,476	2	10	528	(11)	(12)	542	5	16	5,837

Our strategic objectives
There is still significant unmet medical need in the areas of chronic pain, cognitive disorders and other serious central nervous system disorders. Our aim is to strengthen our position in neuroscience through further growth of Seroquel IR and Seroquel XR and to discover and develop new drug candidates with meaningful therapeutic advantages primarily in Alzheimer’s disease, pain control and cognition.
Psychiatry
The depression market is currently dominated by selective serotonin re-uptake inhibitors and serotonin norepinephrine re-uptake inhibitors. With increasing payer pressure and the need to demonstrate clear value, new medicines must either show superior efficacy over current treatments, or clear efficacy in well-defined patient segments, such as treatment-resistant depression. As growth in the US slows, the Japanese and other Asian markets continue to expand due to increased diagnosis and use of pharmacological treatments in response to both targeted government programmes and wider acceptance of pharmacological treatments for depression.
We continue to pursue projects in clinical development aiming to address present unmet medical needs. While no further internal discovery projects, beyond support to existing development projects, are planned, we continue to pursue additional opportunities through external alliances.
Our focus
Our key marketed products
Seroquel IR is an atypical anti-psychotic drug with anti-depressant properties. It is approved for the treatment of schizophrenia and bipolar disorder (mania, depression and maintenance). Its overall clinical efficacy and tolerability profile make it one of the leading atypical anti-psychotics in terms of global value share in the atypical anti-psychotic market segment.
To date, Seroquel XR has been approved in 72 countries for schizophrenia, 57 countries for bipolar mania, 49 countries for bipolar depression, 33 countries for bipolar maintenance, six countries for major depressive disorder (MDD) and three countries for generalised anxiety disorder (GAD). Following referral to the CHMP, Seroquel XR was approved as an add-on treatment for major depressive episodes in patients with MDD who have had sub-optimal response to anti-depressant monotherapy. The first EU approvals were granted in August and launches have already occurred in key markets such as Germany and the UK. Local approval processes continue to progress in the remaining EU member states that took part in the original Mutual Recognition Procedure with other EU member states to follow.
The Seroquel XR GAD submissions were withdrawn in the US in July and from the European Mutual Recognition Procedure in October.
In the pipeline
With our development partner, Targacept, we have commenced the Phase III clinical development programme for TC-5214, a neuronal nicotinic receptor modulator. The programme is designed to support filing of an NDA in the second half of 2012 for TC-5214 as an adjunct treatment for MDD in patients with an inadequate response to 1st line anti-depressant treatment. An MAA in Europe is currently planned for 2015.
Decisions on the further development of AZD2066 will be determined following subsequent analyses of data from a Phase II study in depression. AZD6765 remains in Phase II development to address the needs of patients with severe treatment resistant depression. Development of AZD6280, AZD8418 and AZD7268 has been discontinued.
Analgesia and anaesthesia (pain control)
The small number of currently approved products in the neuropathic pain market will become generic between 2014 and 2017. However, few new products are in development and the unmet medical need for improvements in both efficacy and tolerability is such that the market remains highly attractive. In Asia, neuropathic pain drugs are gaining approval, shifting cultural and medical treatment barriers. It is believed that advances in the understanding of the mechanisms which lead to neuropathic pain will allow for improved patient segmentation, potentially increasing the success rate of research in this condition.
The chronic nociceptive pain market, including osteoarthritis (OA) and chronic low back pain, is steadily growing due to ageing populations combined with longer life expectancy across all regions, including Asia. Opioids are considered the gold standard for efficacy for moderate to severe pain across pain segments. However, opioid pain control comes with unwanted side effects such as bowel dysfunction. There remains a high unmet medical need for products that enable continued opioid pain control by reducing or eliminating side effects. Led by the anti-nerve growth factor MAbs, biologics are an emerging treatment option for pain control and this is an area in which we have an active interest through our biologics capabilities.

62 Therapy Area Review Neuroscience	AstraZeneca Annual Report and Form 20-F Information 2010

Therapy Area Review

Oncology

$53bn
The world market value for cancer therapies is $53 billion and continues to grow.

Therapy area world market
(MAT/Q3/10) ($bn)

In brief
>	Arimidex sales down 22% to $1.5 billion, impacted by patent expiry in the US in June. However, market exclusivity has been extended in many EU markets from August 2010 to February 2011.

>	Zoladex sales $1.1 billion, unchanged from the previous year.

>	Casodex sales $579 million, down 34%, as a result of generic competition in the US, Western Europe and Japan.

>	Iressa sales $393 million, up 28%, having been launched in the EU as the first approved personalised medicine for the treatment of adults with locally advanced or metastatic non-small cell lung cancer (NSCLC) with activating mutations of the epidermal growth factor receptor-tyrosine kinase (EGFR-TK). In January 2011, AstraZeneca informed the FDA that it will be withdrawing the accelerated approval NDA for Iressa.

>	Vandetanib has been submitted for regulatory approval for the treatment of unresectable, locally advanced medullary thyroid cancer in the US and the EU. In January 2011, the FDA extended the time to complete its review of the vandetanib NDA by three months to 7 April 2011.

>	Recentin (cediranib) did not meet its primary endpoints in two pivotal studies examining cediranib in 1st line metastatic colorectal cancer (mCRC) and a third pivotal study in recurrent glioblastoma (rGBM) and therefore no regulatory submissions will be filed in 1st line mCRC or rGBM. However, studies continue in NSCLC.

>	Zibotentan (ZD4054) did not demonstrate a significant improvement in overall survival in a Phase III study in patients with metastatic castration resistant prostate cancer (CRPC). Therefore, no regulatory submissions for zibotentan are planned at this time. However, clinical studies continue in other CRPC settings.

>	Olaparib (AZD2281) is in ongoing Phase II studies for the treatment of certain types of breast and ovarian cancer and a decision in relation to Phase III studies has been delayed until later in 2011.
Our marketed products
>	Arimidex (anastrozole) is an aromatase inhibitor used for the treatment of early breast cancer.

>	Zoladex (goserelin acetate implant), in one- and three-month depots, is a luteinising hormone-releasing hormone agonist used for the treatment of prostate cancer, breast cancer and certain benign gynaecological disorders.

>	Casodex (bicalutamide) is an anti-androgen therapy used for the treatment of prostate cancer.

>	Iressa (gefitinib) is used as an EGFR-TK inhibitor that acts to block signals for cancer cell growth and survival in NSCLC.

>	Faslodex (fulvestrant) is an injectable oestrogen receptor antagonist used for the treatment of hormone receptor-positive metastatic breast cancer for post menopausal women whose disease has spread following treatment with an antioestrogen medicine.

>	Nolvadex (tamoxifen citrate) remains a widely used breast cancer treatment outside the US.

64 Therapy Area Review Oncology	AstraZeneca Annual Report and Form 20-F Information 2010

Our financial performance

	World			US		Western Europe			Established ROW			Emerging Markets			Prior year
		Reported	CER		Reported		Reported	CER		Reported	CER		Reported	CER	World
	Sales	growth	growth	Sales	growth	Sales	growth	growth	Sales	growth	growth	Sales	growth	growth	sales
2010	$m	%	%	$m	%	$m	%	%	$m	%	%	$m	%	%	$m

Arimidex	1,512	(21)	(22)	494	(44)	580	(7)	(4)	287	10	2	151	(3)	(6)	1,921

Zoladex	1,115	3	–	46	(15)	276	(19)	(17)	451	8	–	342	24	23	1,086

Casodex	579	(31)	(34)	16	(89)	113	(39)	(37)	347	(14)	(18)	103	(6)	(8)	844

Iressa	393	32	28	4	(20)	49	600	643	182	15	9	158	24	20	297

Others	446	21	21	161	27	135	14	19	61	9	4	89	29	25	370

Total	4,045	(10)	(12)	721	(41)	1,153	(10)	(7)	1,328	3	(4)	843	15	12	4,518

2009

Arimidex	1,921	3	7	878	16	626	(9)	–	261	5	–	156	(8)	3	1,857

Zoladex	1,086	(5)	–	54	(25)	341	(10)	1	416	6	–	275	(6)	6	1,138

Casodex	844	(33)	(34)	148	(49)	185	(60)	(56)	402	6	(5)	109	(12)	(1)	1,258

Iressa	297	12	8	5	(29)	7	250	250	158	22	9	127	1	4	265

Others	370	(15)	(13)	127	(37)	118	2	9	56	4	(7)	69	6	20	436

Total	4,518	(9)	(7)	1,212	(9)	1,277	(22)	(15)	1,293	7	(1)	736	(5)	5	4,954

Our strategic objectives
We aim to build on our position as one of the world leaders in cancer treatment established with brands such as Arimidex and the growing brands Faslodex and Iressa. Our future growth will be driven through targeting the right treatments, both small molecules and biologics, to the right patients, using companion diagnostics where appropriate. This approach is driving the growth of Iressa and is a key focus in the development of our early stage portfolio.
Our focus
Our key marketed products
Arimidex, first launched in 1995, remains the leading hormonal therapy for patients with early breast cancer globally. This success is largely based on the extensive long-term efficacy and safety results of the ATAC study, which showed Arimidex to be significantly superior to tamoxifen at preventing breast cancer recurrence during and beyond the five-year treatment course. In Europe, supplementary protection certificate extensions were applied for under the EU paediatric regulation and subsequently granted in all 12 applicable EU countries, including France, Germany, Italy and the UK. The extension provides for an additional six months of market exclusivity from August 2010 to February 2011.
Faslodex 500mg is now approved in the EU and the US, replacing the 250mg dose for most patients. It offers an additional, more efficacious, hormonal therapy option for patients with hormone-receptor positive advanced breast cancer, delaying the need for cytotoxic chemotherapy. It is given by once-monthly injections and is approved for the 2nd line treatment of hormone-receptor positive advanced breast cancer in post-menopausal women. In other markets where 250mg is approved, plans are in place to replace the dose with 500mg and, in markets where Faslodex is not approved, plans are to seek approval for the 500mg dose as the first registration.
Casodex and Zoladex are both leading endocrine therapies for the treatment of prostate cancer. Casodex is used as a 50mg tablet for the treatment of advanced prostate cancer and as a 150mg tablet for the treatment of locally advanced prostate cancer.
Zoladex, a luteinising hormone-releasing hormone (LHRH) agonist, is approved in 120 countries for the treatment of prostate cancer, breast cancer and certain benign gynaecological disorders. In non-metastatic prostate cancer, Zoladex has been shown to improve overall survival, both when used in addition to radical prostatectomy and when used in addition to radiotherapy. In breast cancer, Zoladex is widely approved for use in advanced breast cancer in pre-menopausal women. In a number of countries, Zoladex is also approved for the adjuvant treatment of early stage pre-menopausal breast cancer as an alternative to and/or in addition to chemotherapy. Zoladex offers proven survival benefits for breast cancer patients with a favourable tolerability profile. Competition in the LHRH agonist market is expected to increase in Europe during 2011, with further launches of generic goserelin (the active ingredient in Zoladex).
Iressa is approved in 76 countries and is one of the leading epidermal growth factor receptor-tyrosine kinase (EGFR-TK) inhibitors in Japan and the Asia Pacific region where it is marketed for pre-treated advanced non-small cell lung cancer (NSCLC). Outside the EU, indications are being sought or expanded from the pre-treated setting to include 1st line patients whose tumours harbour activating mutations of the EGFR–TK inhibitor.
Mature data from the IPASS study showed that overall survival was similar between Iressa and carboplatin/paclitaxel (doublet chemotherapy) and confirmed that Iressa may be a potential option for the 1st line treatment of EGFR mutation positive patients with advanced NSCLC. In the EU, Iressa has been launched as the first personalised medicine for the treatment of adults with locally advanced or metastatic NSCLC with activating mutations.
In January 2011, AstraZeneca informed the FDA that it will be withdrawing the accelerated approval NDA for Iressa, effective 30 September 2011. AstraZeneca does not plan to pursue approval for Iressa in the US.
In the pipeline
Vandetanib blocks the development of a tumour’s blood supply (anti-angiogenesis) influencing the growth and survival of the tumour itself (RET- (rearranged during transfection) and anti-EGFR-kinase activity). Vandetanib is under regulatory review in the US and the EU for the treatment of patients with unresectable, locally advanced medullary thyroid cancer (MTC). The FDA had granted priority review status for the NDA and set a Prescription Drug User Fee Act (PDUFA) action date of 7 January 2011. However, as part of the review process in the US, the FDA required that we submit a Risk Evaluation and Mitigation Strategy (REMS). A proposed REMS was submitted by AstraZeneca in December 2010 and the FDA accordingly extended the original PDUFA date by three months to 7 April 2011. The submissions are supported by the results from the ZETA Phase III study which showed that treatment with vandetanib significantly extended progression-free survival (PFS), the primary endpoint of the study, in patients with advanced MTC. Results from a Phase II study also showed that vandetanib significantly improved PFS, when compared to placebo, for patients with locally advanced or metastatic papillary or follicular thyroid cancer.

AstraZeneca Annual Report and Form 20-F Information 2010	Therapy Area Review Oncology 65

Respiratory & Inflammation

$58bn
The prescription respiratory world market value is $58 billion.

Therapy area world market
(MAT/Q3/10) ($bn)

In brief
>	Total Symbicort sales $2.7 billion, up 20%.
>	Total Pulmicort sales $872 million, down 34%.

>	In November, the US Court of Appeals for the Federal Circuit affirmed the US District Court, District of New Jersey’s issuance of a preliminary injunction barring Apotex, Inc. and Apotex Corp. (Apotex) from launching a generic version of Pulmicort Respules. Apotex has petitioned the appellate court for a rehearing of its appeal, en banc.

>	Fostamatinib (previously known as R788) was in-licensed from Rigel in February 2010 and in September, the first patient was enrolled in a Phase III clinical development programme for rheumatoid arthritis.
Our marketed products
>	Symbicort pMDI (budesonide/formoterol in a pressurised metered-dose inhaler) is used for the treatment of asthma and chronic obstructive pulmonary disease (COPD) in the US.

>	Symbicort Turbuhaler (budesonide/formoterol in a dry powder inhaler) is a combination of an inhaled corticosteroid and a fast onset, long-acting bronchodilator used for the treatment of asthma and COPD. It is also approved for maintenance and reliever therapy (SMART) in persistent asthma.

>	Pulmicort (budesonide) is a corticosteroid anti-inflammatory inhalation drug that is used to help prevent the symptoms of and improve the control of asthma.

>	Pulmicort Respules (budesonide inhalation suspension) is a first nebulised corticosteroid used for the treatment of asthma in both children and adults. Approved use for Pulmicort Respules varies based on territory.

>	Rhinocort (budesonide) is a nasal steroid used as a treatment for allergic rhinitis (hay fever), perennial rhinitis and nasal polyps.

>	Oxis (formoterol) is a fast onset, long-acting beta-agonist used for the treatment of asthma and COPD.

>	Accolate (zafirlukast) is an oral leukotriene receptor antagonist used for the treatment of asthma.

AstraZeneca Annual Report and Form 20-F Information 2010	Therapy Area Review Respiratory & Inflammation 67

Therapy Area Review
Our financial performance

	World			US		Western Europe			Established ROW			Emerging Markets			Prior year
		Reported	CER		Reported		Reported	CER		Reported	CER		Reported	CER	World
	Sales	growth	growth	Sales	growth	Sales	growth	growth	Sales	growth	growth	Sales	growth	growth	sales
2010	$m	%	%	$m	%	$m	%	%	$m	%	%	$m	%	%	$m

Symbicort	2,746	20	20	721	48	1,367	2	5	286	75	59	372	25	23	2,294

Pulmicort	872	(33)	(34)	305	(62)	215	(6)	(4)	114	13	5	238	35	32	1,310

Rhinocort	227	(14)	(16)	93	(28)	39	(13)	(11)	16	14	–	79	4	–	264

Others	254	(4)	(5)	41	(15)	118	(4)	(3)	22	(4)	(13)	73	4	1	264

Total	4,099	(1)	(1)	1,160	(21)	1,739	–	3	438	46	33	762	23	20	4,132

2009

Symbicort	2,294	14	23	488	91	1,345	2	11	163	3	13	298	8	21	2,004

Pulmicort	1,310	(12)	(10)	804	(18)	229	(8)	(1)	101	9	4	176	2	12	1,495

Rhinocort	264	(18)	(15)	129	(29)	45	(6)	2	14	(7)	–	76	(1)	6	322

Others	264	(14)	(7)	48	(9)	123	(16)	(7)	23	(12)	(8)	70	(15)	(4)	307

Total	4,132	–	6	1,469	–	1,742	(1)	8	301	3	8	620	2	14	4,128

Our strategic objectives
We aim to build on our strong position in the respiratory and inflammation field through the growth of key products, particularly Symbicort, with new indications and market launches, including chronic obstructive pulmonary disease (COPD), as well as through developing a strong pipeline of novel small molecule and biologics approaches to COPD and asthma. We aspire to enter the rheumatology market through our biologics pipeline and targeted small molecule approaches.
COPD and asthma
According to WHO, COPD is currently the fourth leading cause of death worldwide, with future increases anticipated. Current treatment has recently demonstrated some survival benefit but the impact of medication on the course of the disease is small and the prognosis of the COPD patient remains poor. In asthma, morbidity and mortality remain important issues and disease normalisation is not achieved by any treatment.
The typical treatment for both moderate COPD and asthma is a fixed-dose combination of an inhaled corticosteroid (ICS) with a long-acting beta-agonist (LABA) (for example Symbicort) or for COPD specifically, an inhaled long-acting muscarinic antagonist (LAMA). Other major asthma treatments include monotherapy ICSs, oral leukotriene receptor antagonists and/or oral steroids for severe disease and (in combination with antibiotics) for exacerbations. Over recent years, studies employing patient-centric tools, such as the asthma control questionnaire, have revealed a surprisingly low asthma control at all severities, highlighting an underestimated medical need.
Our focus
Our key marketed products
Symbicort improves symptoms and provides a clinically important improvement in the health of many patients with either asthma or COPD by providing effective and rapid control of the symptoms.
Symbicort pMDI (pressurised metered-dose inhaler) is indicated, in the US, for the treatment of asthma in patients 12 years of age and older. The COPD indication was approved and launched in the US in early 2009. In June, the US Prescribing Information was updated to include the FDA’s new recommendations for appropriate use of asthma medications containing LABAs. The class label changes for all LABA-containing products are specific to the treatment of asthma and do not apply to the treatment of COPD.
Symbicort Turbuhaler was launched in Japan for the treatment of adult asthma in January 2010 and is co-promoted in Japan together with Astellas. Symbicort SMART provides increased asthma control and simplifies asthma management through the use of only one inhaler for both maintenance and relief of asthma symptoms. As well as being a cost-effective treatment for many healthcare payers, the Symbicort SMART approach can also result in lower ICS and oral steroid use compared to other treatment options.
Pulmicort is one of the world’s leading inhaled corticosteroids for the treatment of asthma and is available in several forms. Teva has had an exclusive licence to sell a generic version of Pulmicort Respules in the US since 2009.
Clinical studies of our key marketed products
The EUROSMART study, including more than 8,000 patients, compared the two Symbicort maintenance doses within the SMART concept in asthma to identify possible patient characteristics at baseline which would predict a better response to a higher than standard maintenance dose in a real life setting. The results from the study showed that Symbicort SMART at the 2x2 maintenance dose did prolong time to first severe exacerbation and reduced symptoms. Patients with low lung function benefited most from the higher maintenance dose.
In the pipeline
Building on our capabilities in combinations and device development demonstrated through our experience with Symbicort, we are aiming to further improve the mainstay of treatment for COPD patients by combining bronchodilators such as the LABA (AZD3199) and the LAMA (AZD8683, being developed in collaboration with Pulmagen Therapeutics (Synergy) Limited), with inhaled anti-inflammatory compounds such as inhaled selective glucocorticoid receptor agonists (AZD5423, being developed in collaboration with Bayer Schering Pharma), which recently commenced Phase II studies. Additionally, we are targeting inflammation in COPD using oral routes of administration and have commenced a Phase II study of AZD5069, a CXCR2 antagonist that targets neutrophils. AZD9668, an oral inhibitor of neutrophil elastase, has been discontinued for the treatment of COPD based on Phase IIb study data.
We are targeting uncontrolled asthma/asthma exacerbations though small molecule approaches such as AZD1981, a CRTh2 receptor antagonist, and AZD8848, a toll-like receptor 7 agonist (being developed in collaboration with Dainippon Sumitomo) as well as biological approaches such as benralizumab (MEDI-563), a MAb that blocks the binding of interleukin-5 to its receptor, tralokinumab (CAT-354), a MAb that targets interleukin-13 and MEDI-528 (an anti-IL-9 MAb), which are all in Phase II.

68 Therapy Area Review Respiratory & Inflammation	AstraZeneca Annual Report and Form 20-F Information 2010

Geographical Review

This section contains further information about the performance of our products within the geographical areas in which our sales and marketing efforts are focused.
For more information regarding our products, see the Therapy Area Review from page 50. Details of material legal proceedings can be found in Note 25 to the Financial Statements from page 178 and details of relevant risks are set out in the Principal risks and uncertainties section from page 96.
See the Market definitions table on page 217 for information about AstraZeneca’s market definitions.
2010 in brief
>	In the US, combined sales of our key growth brands of Crestor, Onglyza™, Seroquel, Symbicort and Vimovo were up 19% to $7,167 million (2009: $6,014 million). Despite this strong performance, overall sales decreased by 7% to $13,727 million as a result of increased generic competition for Arimidex, Casodex, Pulmicort Respules and Toprol-XL and its authorised generic and the absence of the H1N1 pandemic influenza (swine flu) vaccine revenue.

>	Western Europe reported a strong performance in the context of increased competition and governmental controls over healthcare expenditure. Crestor outperformed the statin market in Western Europe with double-digit growth by volume and Seroquel grew three times as fast as the atypical anti-psychotic market segment in Western Europe by value.

>	Established ROW sales were up 7%, driven by the strong performance for Crestor as well as the successful launch for Symbicort Turbuhaler in Japan.

>	Emerging Markets delivered strong double-digit sales growth of 16% to $5,198 million, with sales growth in China of 28%, Russia of 26% and Brazil of 17%.

>	AstraZeneca is the third largest pharmaceutical company in the US, with a 6% share of US prescription pharmaceutical sales and the seventh largest prescription-based pharmaceutical company in Western Europe, with a 4.8% market share of prescription sales by value.

Our financial performance

	2010			2009			2008
		Reported	CER		Reported	CER
	Sales	growth	growth	Sales	growth	growth	Sales
	$m	%	%	$m	%	%	$m

US	13,727	(7)	(7)	14,777	9	9	13,510

Western Europe	9,168	(1)	2	9,252	(5)	3	9,743

Canada	1,510	26	14	1,203	(6)	3	1,275

Japan	2,617	11	4	2,367	20	7	1,957

Other Established ROW	1,049	23	6	853	1	12	843

Established ROW	5,176	17	7	4,423	8	7	4,075

Emerging Europe	1,165	7	6	1,091	(10)	7	1,215

China	1,047	29	28	811	29	27	627

Emerging Asia Pacific	890	14	7	780	(3)	6	802

Other Emerging ROW	2,096	26	20	1,670	3	13	1,629

Emerging Markets	5,198	19	16	4,352	2	12	4,273

Total	33,269	1	–	32,804	4	7	31,601

AstraZeneca Annual Report and Form 20-F Information 2010	Geographical Review 71

Geographical Review

US
AstraZeneca is the third largest pharmaceutical company in the US, with a 6% share of US prescription pharmaceutical sales.
Sales in the US decreased 7% to $13,727 million (2009: $14,777 million), as strong performance from our key growth brands was offset by the impact of increased generic competition experienced by our mature brands. Combined sales of our key growth brands, namely, Crestor, Onglyza™, Seroquel, Symbicort and Vimovo, were up 19% to $7,167 million (2009: $6,014 million). Increased generic competition for Arimidex, Pulmicort Respules and Toprol-XL and its authorised generic, resulted in a sales decline in these brands of 46% to $1,377 million (2009: $2,534 million).
Crestor achieved sales of $2,640 million (2009: $2,100 million) and a total prescription growth of 12.2% within the statin market. This growth significantly outpaced the market by 9.5% and the growth of total generic statins by 1.3%.
Seroquel continued to be the most prescribed atypical anti-psychotic, with sales up 10% to $3,747 million (2009: $3,416 million). Seroquel grew total prescriptions by 132,400. This was driven by strong Seroquel XR prescription volume growth of 92%, following the promotional launch of the adjunct major depressive disorder indication in the first quarter of 2010. Seroquel XR was the fastest growing branded atypical anti-psychotic, accounting for 15.9% of the Seroquel total prescription volume in the US, up from 11.1% at the end of 2009.
Symbicort pMDI continued to deliver steady growth in the US, with sales up 48% to $721 million (2009: $488 million) and prescription growth of 44%, leading the fixed combination class in total prescription growth. It achieved an 18% total prescription share and a 19.5% new prescription share of the inhaled corticosteroid/long-acting beta-agonist market.
Onglyza™ is presently capturing one in four new dipeptidyl peptidase patient treatment decisions and achieved over an 8% total prescription share gain in 2010, ending the year with a total prescription share of 10% of the dipeptidyl peptidase IV inhibitor market. Sales in the US were $54 million (2009: $11 million).
Nexium remained the third most prescribed branded pharmaceutical in the US. In the face of continuing generic, OTC and pricing pressures, Nexium sales were down 5% to $2,695 million (2009: $2,835 million). Generic lansoprazole and Prevacid OTC 24 Hour were introduced in late 2009, leaving Nexium as the only branded pharmaceutical product with significant market share by volume in the proton pump inhibitor class.
Sales of Toprol-XL and its authorised generic, which is marketed and distributed by Par Pharmaceutical Companies, Inc., decreased 29% to $689 million (2009: $964 million), with further generic competition from Watson Pharmaceuticals Inc. and Wockhardt Ltd, which entered the market in 2010.
Patent protection in the US for Arimidex expired in June, following which multiple generic formulations of Arimidex were approved by the FDA and entered the market. As a result, sales of Arimidex declined 44% to $494 million (2009: $878 million). Generic competition also caused Casodex sales to decline by 89% to $16 million (2009: $148 million).
Sales for Pulmicort Respules were down 72% to $194 million (2009: $692 million) as a result of sales of Teva’s generic product which entered the market under an exclusive licence from AstraZeneca in December 2009.
In 2010, sales of Synagis in the US were down 17% to $646 million (2009: $782 million). Sales in the 2009-2010 respiratory syncytial virus (RSV) season started slower than anticipated due to payer pressure as a result of the introduction of more restrictive guidelines regarding the use and dosing of Synagis by the American Academy of Pediatrics and the adoption of these guidelines.
Revenue from the sale of the H1N1 pandemic influenza (swine flu) vaccine to the US government fell to $39 million (2009: $389 million) as the order for the US Department of Health and Human Services was fulfilled in the first quarter of 2010 and this strain has now been incorporated into the traditional seasonal influenza vaccine.
Sales for Aptium Oncology, Inc. fell by 44% to $219 million (2009: $393 million) and sales for Astra Tech AB rose by 22% to $101 million (2009: $83 million).
In March 2010, the Affordable Care Act came into force. It has had and is expected to have a significant impact on our US sales and the US healthcare industry as a whole. For further information, see the Pricing pressure section from page 11.
Currently, there is no direct government control of prices for commercial prescription drug sales in the US. However, some publicly funded programmes, such as Medicaid and TRICARE (Department of Veterans Affairs), have statutorily mandated rebates and discounts that have the effect of price controls for these programmes. Additionally, pressure on pricing, availability and utilisation of prescription drugs for both commercial and public payers continues to increase. This is driven by, among other things, an increased focus on generic alternatives. Primary drivers of increased generic use are budgetary policies within healthcare systems and providers, including the use of ‘generics only’ formularies, and increases in patient co-insurance or co-payments. In 2010, 78% of the prescriptions dispensed in the US were generic. While it is unlikely that there will be widespread adoption of a broad national price-control scheme in the near future, there will continue to be increased attention to pharmaceutical prices and their impact on healthcare costs for the foreseeable future.
Rest of World
Sales performance outside the US in 2010 was strong, up 7% to $19,542 million (2009: $18,027 million), despite the continuing challenging economic environment. Combined sales of key products (Arimidex, Crestor, Nexium, Seroquel and Symbicort) were up 11% with sales of $9,923 million (2009: $8,824 million). Emerging Markets delivered particularly strong sales, up 16% with sales of $5,198 million (2009: $4,352 million).
Western Europe
AstraZeneca is the seventh largest prescription-based pharmaceutical company in Western Europe, with a 4.8% market share of prescription sales by value.
Total sales in Western Europe were up 2% (Reported: down 1%) to $9,168 million (2009: $9,252 million) as volume growth exceeded the negative impact from price reductions chiefly related to government interventions. Much of the volume growth was attributable to Crestor, Seroquel XR and Symbicort.

72 Geographical Review	AstraZeneca Annual Report and Form 20-F Information 2010

Crestor outperformed the statin market with strong double-digit sales growth by volume. Likewise, Seroquel outperformed the atypical anti-psychotics market segment by three times, in value, with strong growth of Seroquel XR, primarily driven by the bipolar indication. Symbicort defended its position in the inhaled corticosteroid/beta-agonist market well, despite a highly competitive environment. Generic versions of Nexium are now available in several markets but overall sales were up 2% to $1,202 million (Reported: down 2%) (2009: $1,225 million).
Most governments in Europe intervene directly to control the price and reimbursement of medicines. The decision making power of prescribers in Europe has been eroded in favour of a diverse range of payers. While the systems to control pharmaceutical spending vary, they have all had a noticeable negative impact on the uptake and availability of innovative medicines. Several governments have imposed price reductions and increased the use of generic medicines as part of healthcare expenditure control. Several countries are applying strict criteria for cost-effectiveness evaluations of medicines, which has reduced access to medicines for European patients in areas of high unmet medical need. These and other measures all contribute to an increasingly difficult environment for branded pharmaceuticals in Europe.
Further, in 2010, we experienced a number of government interventions in our markets which, combined with the current economic conditions, had a negative impact on our sales. In particular, sales growth in Germany slowed to 1% (Reported: down 3%) to $1,235 million (2009: $1,278 million), principally owing to an increase of compulsory rebates for Symbicort and Seroquel and reference pricing for Crestor. However, Seroquel, Symbicort and Atacand all showed a strong performance on an underlying volume basis. As a result of the debt crisis in Greece, the Greek government implemented significant price cuts in 2010 which resulted in an overall sales decline of 14% to $322 million (2009: $392 million). In the UK, a 3% decrease in sales to $1,022 million (2009: $1,056 million) was caused, in part, by a 1.9% price cut across the portfolio although this was partially offset by strong performance of Crestor and Symbicort.
Overall sales in France increased by 7% to $1,848 million (2009: $1,810 million), driven by double-digit growth of Crestor and Nexium and continued strong growth of Symbicort despite very aggressive competition. Sales in Italy were up 4% (Reported: unchanged) to $1,198 million (2009: $1,199 million). Crestor showed particularly strong growth of 24%. However, from August, performance was impacted by a general price cut in sales to the private sector of 1.8%.
Established ROW
Sales in Established ROW increased by 7%. The key products driving sales growth in 2010 were Crestor, Symbicort, Nexium and Seroquel.
Canada
AstraZeneca remains the second largest research-based pharmaceutical company in Canada by sales value. In 2010, total Canadian sales increased by 14% to $1,510 million (2009: $1,203 million), compared to a year-on-year increase of 3.6% for the Canadian pharmaceutical industry. Combined sales of Crestor, Nexium, Symbicort and Atacand were $1,133 million (2009: $872 million), with Crestor and Nexium the second and fifth largest prescription products in Canada by sales. An established product in the Canadian marketplace, Crestor sales grew by 25% to $600 million (2009: $434 million). Despite limited formulary access, Nexium sales reached $271 million (2009: $217 million), representing year-on-year growth of 13%.
The Canadian provinces continue to adopt provincial and regional approaches to pharmaceutical funding, from one end of the continuum in Quebec, with more open access, to more restricted access in British Columbia. In 2010, there was a reduction in generic prices, led by Ontario, and changes to the pharmacy reimbursement model. Overall, the trend in Canada indicates that provinces will continue to introduce policy changes that drive cost savings, while providing reasonable patient access to innovative medicines.
Japan
Sales in Japan increased by 4% to $2,617 million (2009: $2,367 million). Strong volume gains of 7.3% were driven mainly by the continued growth of Crestor and Losec, as well as the launch of Symbicort Turbuhaler, which is co-promoted with Astellas. By the end of 2010, Symbicort Turbuhaler had a 14% share (by volume) of the market for inhaled corticosteroid/beta-agonists. AstraZeneca’s oncology business remains one of the leaders in Japan and delivered growth from Iressa (+8%), Arimidex (+4%) and Zoladex (+1%), partially offset by the decline of Casodex (-19%) which has faced generic competition since 2009. This was achieved despite the biennial reimbursement price reductions by the Ministry of Health, Labour and Welfare which were imposed in April 2010. As expected, the price reductions were accompanied by the introduction of a new system to exempt certain products from the biennial price reductions. The system was introduced on a temporary basis linked to industry and company commitments to seek registration for products and indications not currently available in Japan.
Other Established ROW
Sales in Other Established ROW showed robust growth of 6% to $1,049 million (2009: $853 million). Double-digit volume growth in Australia for our key products was partially offset by price cuts imposed in April 2010 on Crestor and Nexium. Crestor continued to perform particularly strongly and had a 22% volume share in the Australian statin market.
Emerging Markets
In the Emerging Markets, sales increased by 16% to $5,198 million (2009: $4,352 million), accounting for nearly 57% of total sales growth outside the US. This was driven by growth in China and Latin America.
In many of the larger markets, such as Brazil and Mexico, patients tend to pay directly for prescription medicines and consequently these markets are at less risk of direct government interventions on pricing and reimbursement. In other markets such as South Korea, Taiwan and Turkey where governments do pay for medicines, we are seeing the introduction of measures to reduce the cost of prescriptions in line with the systems in Europe, Canada and Australia.
Emerging Europe
Sales in Emerging Europe were up 6% to $1,165 million (2009: $1,091 million) driven by increased sales in Russia and Romania, which more than offset a reduction in sales in Turkey.
We have continued to build our presence in Russia, where sales were up 26% to $232 million (2009: $180 million), mainly driven by sales of Zoladex (+38%), Symbicort (+41%), Nexium (+109%) and Crestor (+43%).

AstraZeneca Annual Report and Form 20-F Information 2010	Geographical Review 73

Geographical Review
In Romania, we delivered a strong performance with sales up 36% to $119 million (2009: $92 million). This was driven by sales of Crestor (+41%), Seroquel (+48%) and Symbicort (+97%). In 2010, the government imposed a claw back system to finance the healthcare budget deficit. In addition, the government imposed extended payment terms for distributors to drug manufacturers.
In late 2009, the Turkish government imposed unprecedented levels of price reductions on the pharmaceutical industry. As a result, our 2010 sales were down 13% to $304 million (2009: $339 million), despite an underlying 4.9% volume growth.
China
In 2010, our business in China (excluding Hong Kong) increased by 28% to $1,047 million (2009: $811 million), becoming AstraZeneca’s eighth market to pass the $1 billion mark. We continue to be one of the fastest growing multinational pharmaceutical companies in China and the second largest in the prescription market by value.
Crestor, Symbicort, Nexium i.v. and Betaloc Zok (Seloken/Toprol-XL) were listed on the National Reimbursement Drug list in November 2009 and provincial level listings are being finalised.
Emerging Asia Pacific
Sales in Emerging Asia Pacific showed strong growth of 7% to $890 million (2009: $780 million). This was driven by double-digit sales growth in South Korea, India, Malaysia and Vietnam. Growth was more subdued in markets which were more significantly impacted by government interventions on pricing or by measures which promoted local generic penetration, primarily in Taiwan, Thailand, the Philippines and Indonesia.
Other Emerging ROW
In Latin America, sales were up 19% to $1,391 million (2009: $1,118 million) mainly due to continued sales growth in Brazil and Mexico. In Brazil, our overall sales grew by 17% to $605 million (2009: $457 million). Atacand, Crestor, Nexium and Seroquel showed strong performance, with overall sales up 28% to $314 million (2009: $216 million). Seroquel was our number one prescription product, with sales up 34% to $103 million (2009: $68 million), followed by Crestor, with overall sales up 33% to $102 million (2009: $67 million).
Sales in Mexico were strong, increasing by 17% to $325 million (2009: $261 million). Overall sales of Atacand, Crestor, Nexium, Symbicort and Seroquel were up 33% to $140 million (2009: $100 million). Nexium increased sales by 35% to $58 million (2009: $41 million). Overall sales of Crestor were up 37% to $38 million (2009: $27 million).
In the Middle East and Africa, we further accelerated our growth with sales up 28% and continued to gain market share, by value, in the region. Our largest markets in the region were Saudi Arabia, the United Arab Emirates and Egypt, and growth in 2010 has mainly been driven by Maghreb. In South Africa, sales were up 15%, mainly driven by growth of Symbicort (+22%), Seroquel (+29%) and Crestor (+27%).

74 Geographical Review	AstraZeneca Annual Report and Form 20-F Information 2010

Glossary
Market definitions

United States of America	Other Established Markets		Emerging Markets

US	Western Europe	Japan	Emerging Europe	China	Other Emerging ROW

	Austria		Albania*		Egypt

	Belgium	Canada	Belarus*	Emerging Asia Pacific	Gulf States

	Denmark		Bosnia-Herzegovina*	Bangladesh*	Israel*

	Finland	Other Established ROW	Bulgaria*	Cambodia*	Latin America

	France	Australia	Croatia*	Hong Kong*	Lebanon

	Germany	New Zealand*	Czech Republic	India	Maghreb

	Greece		Estonia*	Indonesia*	Saudi Arabia

	Holland		Georgia*	Laos*	South Africa

	Iceland*		Hungary*	Malaysia*

	Ireland		Kazakhstan*	Philippines

	Italy		Latvia*	Singapore

	Luxembourg*		Lithuania*	South Korea

	Norway		Macedonia*	Sri Lanka*

	Portugal		Poland	Taiwan

	Spain		Romania*	Thailand

	Sweden		Russia	Vietnam*

	Switzerland		Serbia/Montenegro*

	UK		Slovakia

Slovenia*

Turkey

Ukraine*

Rest of World means Other Established Markets and Emerging Markets.
Established Markets means the US and Other Established Markets.
Established ROW means Canada, Japan and Other Established ROW.
Latin America includes Argentina, Brazil, Chile, Colombia, Costa Rica, El Salvador, Guatemala, Honduras, Mexico, Nicaragua, Panama, Peru and Venezuela.
Gulf States includes Bahrain*, Dubai*, Kuwait*, Oman*, Qatar* and UAE*.
Maghreb means Algeria, Morocco* and Tunisia*.
*IMS Health data is not available or AstraZeneca does not subscribe for IMS Health data for these countries.
The above table is not an exhaustive list of all the countries in which AstraZeneca operates.
US equivalents

Terms used in this Annual Report and Form 20-F Information	US equivalent or brief description

Accruals	Accrued expenses

Allotted	Issued

Called-up share capital	Issued share capital

Creditors	Liabilities/payables

Debtors	Receivables and prepaid expenses

Earnings	Net income

Employee share schemes	Employee stock benefit plans

Fixed asset investments	Non-current investments

Freehold	Ownership with absolute rights in perpetuity

Interest payable	Interest expense

Interest receivable	Interest income

Loans	Long-term debt

Prepayments	Prepaid expenses

Profit	Income

Profit and loss account	Income statement/consolidated statement of income

Reserves	Retained earnings

Share premium account	Premiums paid in excess of par value of Ordinary Shares

Short-term investments	Redeemable securities and short-term deposits

AstraZeneca Annual Report and Form 20-F Information 2010	Glossary 217